UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA to make fourth dividend payment for 2010 results

Monterrey, Mexico, April 11, 2012—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), announces details for the fourth dividend payment with respect to 2010 results that was approved by its annual shareholders’ meeting.

The Annual General Shareholders’ Meeting on April 14, 2011, approved a total cash dividend of Ps. 400,000,000 to be paid in four quarterly installments. Each of the four payments will be Ps. 0.25 per share.

The payment date for the fourth payment is April 16, 2012. Payment will be made against delivery of Coupon 22 at the offices of the share depositary, S.D. Indeval, S.A. de C.V. (INDEVAL), Reforma No. 255, 3er. piso, Colonia Cuauhtémoc 06500, México, D.F. Mexico, on Monday-Friday from 9:30 a.m. to 1:00 p.m.

Payment will be made to shareholders registered in OMA’s share registry maintained by INDEVAL, or to others who demonstrate their ownership of shares or certificates in accordance with Mexico’s Securities Markets Law.

The record date for payment will be April 13, 2012, for both owners of shares as well as holders of American Depositary Shares (ADSs).

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 12, 2012